Stradley Ronon Stevens & Young, LLP

2005 Market Street, Suite 2600

Philadelphia, PA 19103-7018

Telephone 215.564.8000

Fax 215.564.8120

www.stradley.com

Matthew R. DiClemente

MDiClemente@stradley.com

215.564.8173

September 16, 2021

VIA EDGAR

Filing Desk

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	James Alpha Funds Trust (the “Trust”)

File No. 333-258817

Registration Statement on Form N-14

Dear Mr. Grzeskiewicz:

On behalf of the Trust, attached herewith for filing pursuant to the provisions of the Securities Act of 1933, as amended (the “1933 Act”) is the electronic version of the Trust’s Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 (the “Registration Statement”) containing a joint proxy statement/prospectus and a related statement of additional information to accomplish the following:

•	The title of the securities being registered are Class A, C, and I shares of beneficial interest, without par value, of the Easterly Snow Small Cap Value Fund and Easterly Snow Long/Short Opportunity Fund, each a series of the Trust, in connection with the solicitation of shareholders of the corresponding series of the Trust for Professional Managers to approve the reorganization of their funds into the new series of the Trust.

The Registrant filed a delaying amendment pursuant to Rule 473 under the 1933 Act, delaying the effective date of the Registration Statement until such a date as the Securities and Exchange Commission (the “Commission”), acting pursuant to Section 8(a) of the 1933 Act, may determine.

The Registration Statement is being filed to: (1) respond to comments from the Staff of the Commission on the Trust’s initial Registration Statement on Form N-14, which was filed with the Commission on August 13, 2021; (2) make certain other changes; and (3) incorporate by reference to definitive copies of prospectuses and statements of additional information recently filed by the Trust and the Trust for Professional Managers.

Please direct questions and comments relating to this filing to me at the above number.

Sincerely,

/s/ Matthew R. DiClemente

Matthew R. DiClemente, Esquire